Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

PAR PETROLEUM CORPORATION

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, as amended (the “DGCL”), PAR PETROLEUM CORPORATION, a Delaware corporation (the “Corporation”), hereby certifies as follows:

ARTICLE ONE

The name of the Corporation is PAR PETROLEUM CORPORATION.

ARTICLE TWO

This amendment to the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”) was duly adopted in accordance with Section 242 (and, with respect to stockholders, Section 228) of the DGCL.

ARTICLE THREE

The following amendments were approved as described in Article Two:

Section 4.1(a) of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

“(a) The total number of shares of common stock, par value $0.01 per share, that the Company is authorized to issue is five hundred million (500,000,000).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to Certificate of Incorporation, each ten (10) shares of common stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of common stock shall be entitled to receive cash (without interest or deduction) from the Company’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the common stock as reported on the OTCQB Marketplace as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

IN WITNESS WHEREOF, the undersigned, being the duly authorized Senior Vice President, Chief Legal Officer and Secretary of the Corporation, for the purpose of amending the Certificate of Incorporation of the Corporation pursuant to Section 242 of the DGCL, does make and file this Certificate of Amendment as of the 23rd day of January, 2014.

PAR PETROLEUM CORPORATION

/s/ Brice Tarzwell
Name:	Brice Tarzwell
Title:	Senior Vice President, Chief Legal Officer and Secretary

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